Exhibit I

Capital Product Partners L.P. Announces the Delivery of the M/V CMA CGM Magdalena to Its New Owners

May 17, 2021

ATHENS, Greece, May 17, 2021 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (NASDAQ: CPLP) today announced that the M/V ‘CMA CGM Magdalena’ (115,639 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2016, Daewoo-Mangalia Heavy Industries S.A.) was delivered to its new owners generating gross proceeds from the sale of approximately $49.2 million after repaying outstanding debt. The Partnership previously announced that had entered into a memorandum of agreement for the sale of the M/V ‘CMA CGM Magdalena’ and the M/V ‘Adonis’ (115,145 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.A.) expected to be delivered in July/August 2021 to an unaffiliated third party for a total consideration of $195.0 million.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 16 vessels, including twelve Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com Source: Capital Product Partners L.P.

Source: Capital Product Partners L.P.